UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 10-SB12G

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


                      CRYS-TEL TELECOMMUNICATIONS.COM, INC.
--------------------------------------------------------------------------------
                 (Name of small business issuer in its charter)

                 FLORIDA                                     33-0865003
----------------------------------------------  --------------------------------
       (State or other jurisdiction of                      (IRS Employer
        incorporation or organization)                   Identification No.)

 12707 High Bluff Drive Suite 200 San Diego, CA                 92130
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   (Address of Principal Executive Offices)                   (Zip Code)

                                   858/350-4237
--------------------------------------------------------------------------------
                (Issuer's telephone number, including area code)

      Securities to be registered under Section 12(b) of the Exchange Act:


     Title of Each Class                     Name of Each Exchange on Which
     to be So Registered                     Each Class is to be Registered
----------------------------------  --------------------------------------------
                                       None
----------------------------------  --------------------------------------------

      Securities to be registered under Section 12(g) of the Exchange Act:

                    Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                                (Title of Class)

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
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                            TABLE OF CONTENTS


PART  I
ITEM 1. DESCRIPTION OF BUSINESS. . . . . . . . . . . . . . . . . . .   3

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
        OPERATION. . . . . . . . . . . . . . . . . . . . . . . . . .   16

ITEM 3. DESCRIPTION OF PROPERTY. . . . . . . . . . . . . . . . . . .   19

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
        MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . .   20

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS   21

ITEM 6. EXECUTIVE COMPENSATION . . . . . . . . . . . . . . . . . . .   23

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS. . . . . . . .  25

ITEM 8. DESCRIPTION OF SECURITIES. . . . . . . . . . . . . . . . . .   26

PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON COMMON EQUITY; OTHER
        MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . .   50

ITEM 2. LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . . .   51

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS. . . . . . . .   51

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES. . . . . . . . . . .   51

ITEM 5. INDEMNIFICAITON OF OFFICERS AND DIRECTORS. . . . . . . . . .   52

PART III

ITEM 1. INDEX TO EXHIBITS. . . . . . . . . . . . . . . . . . . . . .   54

ITEM 2. DESCRIPTION OF EXHIBITS. . . . . . . . . . . . . . . . . . .   54

SIGNATURE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   54

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                                     PART I
                                  ALTERNATIVE 3

                           FORWARD-LOOKING STATEMENTS

     IN ADDITION TO HISTORICAL INFORMATION, THIS FORM 10-SB CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AND THE COMPANY DESIRES TO FALL WITHIN THE "SAFE HARBOR" PROVISIONS THEREOF. THIS STATEMENT IS INCLUDED HEREIN FOR THE EXPRESS PURPOSE OF AVAILING THE COMPANY OF THE PROTECTIONS OF SUCH SAFE HARBOR WITH
RESPECT TO ALL OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. SUCH FORWARD-LOOKING STATEMENTS REFLECT THE CURRENT VIEWS OF THE COMPANY AND ITS MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE, AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER SUBSTANTIALLY FROM HISTORICAL RESULTS OR ANTICIPATED RESULTS. THE WORDS "ANTICIPATES," "BELIEVES," "EXPECTS," "INTENDS," "FUTURE," "PROJECTED," "PLANS," "PLANNED," "OBJECTIVE" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED TO CONSIDER SPECIFIC RISK FACTORS DESCRIBED
HEREIN AND NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN, WHICH ARE APPLICABLE ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE HEREOF.

ITEM  1.

DESCRIPTION  OF  BUSINESS
Item 101 of Regulation S-B

BUSINESS  DEVELOPMENT

     Crys-Tel Telecommunications.com, Inc. ("Crys-Tel" or the "Company") is establishing itself as an international facilities-based telecommunications carrier which utilizes the Internet to provide economical international telecommunications services. The Company currently trades its securities on the OTC Bulletin Board under the Symbol "CYSS". Prior to December 14, 1998 the Company traded its securities on the OTC Bulletin Board under the symbol "PSVG". The Company was incorporated as Progressive General Corporation on January 7 , 1987 in the State of Florida. On August 3, 1998 the Company amended its articles of incorporation by increasing the number of shares authorized from 300 to 50,000,000 common shares and changed the par value from $25.00 to $0.001. In November of 1998 management resigned after transferring control of the Company pursuant to a stock purchase agreement

                                        3
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whereby  the  majority owner of the Company's securities, 975,000 common shares, sold her interest in a single isolated private transaction to a former director of the Company for $250,000.00.

The shareholders then approved a ten thousand for one split of the issued and outstanding shares of the Company's common stock. On December 11, 1998 the Company amended the articles of incorporation to increase the number of authorized common shares to 100,000,000 and to authorize the issuance of 10,000,000 shares of preferred stock. The shareholders then approved a six for one split of the issued and outstanding shares of the Company's common stock. On December 14, 1998 the Company changed its name to Crys-Tel Telecommunications.com, Inc. The Company is now in the development stage of operations.

     The Company has also entered into an agreement to purchase the after tax income stream of Crys-Tel International, Inc. wholly owned by Kaiden S.A. and PacRim Information Systems, Inc. Under the terms of this agreement, 5,625,000 preferred shares were issued to Kaiden S.A. and 1,875,000 preferred shares were issued to PacRim Information Systems, Inc. These preferred shares are convertible into the Company's common shares pursuant to a formula in the agreement. Conversion can occur on a quarterly basis beginning January 1, 1999. For every $1.00 of net earnings after tax received by the Company from the worldwide operations of Crys-Tel International, Inc., Kaiden, S.A. and PacRim Information Systems, Inc. may, at their option, convert one preferred share to one common share of the Company subject to the restrictions of Securities Exchange Commission Rule 144. Provided, however, that if net earnings in any one year are negative, such loss reduces future year's net earnings and no conversion is permitted until the sum of all years' earnings is positive. There has been no conversion of preferred stock to common under this agreement as of this date. Under the same agreement, Kaiden S.A. also received 6,750,00 common shares (post forward split) and PacRim Information Systems, Inc. received 2,250,000 common shares (post forward split).

     On March 3, 1999 the Company offered and issued to a single individual, Giacomo Luca Di Consolo, 909,000 shares of common stock in exchange for acquiring a 20 percent interest in an Italian business called Academy Network Solutions. That transaction was subsequently rescinded by the Company for nonperformance and the share issuance was cancelled as of the issuance date of March 3, 1999.

PRINCIPAL  PRODUCTS  AND  SERVICES

     The Company is establishing itself as an international facilities-based telecommunications carrier which routes voice, data and value-added services over the Internet, giving substantial discounts off standard rates which translates to savings for the caller. The Company intends to operate both as a wholesale carrier for international long distance resellers and as a retail carrier, servicing its own network and marketing the use of its network to consumers in designated areas.

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     Crys-Tel's  objective  is  to develop a low-cost regional and international telephony network in Europe and Asia with connectivity to North America and Latin America, and to utilize inherent cost advantages to secure retail and wholesale customers in all markets the Company operates in. The Company intends to establish its network in regional markets through international joint venture direct service agreements, thus bypassing the high costs associated with traditional country settlement rates. In addition, Crys-Tel intends to complement its core international retail and wholesale Public Switched Telecommunication Networks ("PSTN") long distance business with related value added services to its customers such as fax, data and voice services utilizing traditional data networks such as frame relay, Internet Protocol ("IP") and the Internet.

     Crys-Tel's 'phone-to-phone' system enables callers to use a standard telephone without the need for a computer or other additional equipment. Regular local telephone calls are converted from standard voice to digital format and seamlessly routed over the public Internet to destination points around the world. This creates the opportunity to economically bypass large portions of the PSTN. Crys-Tel plans to take advantage of the convergence of these trends by developing a worldwide 'state of the art' network that offers significant advantages to the IP telephony carriers and resellers. Crys-Tel is concentrating its initial marketing efforts on three core product areas. The planned product line includes Voice over IP, Fax over IP, and Pre-Paid Virtual Office Calling Cards.

DISTRIBUTION  METHODS

     Crys-Tel intends to establish international joint ventures and supplier relationships which will enable the company to rapidly expand while ensuring that performance and quality is maintained. Crys-Tel's objective is to develop a low-cost regional and international telephony network in Europe and Asia with connectivity to North America and Latin America, and to utilize inherent cost advantages to secure retail and wholesale customers in all markets the company operates in. The network will be established in regional markets through direct service agreements, thus bypassing the high costs associated with traditional country settlement rates. In addition, Crys-Tel intends to complement its core international retail and wholesale PSTN long distance business with related value added services to its customers such as fax, data and voice services utilizing traditional data networks such as frame relay, IP and the Internet.

     Crys-Tel intends to aggressively expand its point of presence (POP) sites across North America in order to gain a national and international presence. This will involve installing gateway servers in different locales. Crys-Tel's clientele may then phone anywhere in North America using Internet telephony technology. More importantly, the Company believes that other global competitors will seek to enter into partnerships, alliances or joint ventures with The Crys-Tel Internet Telephony Network (CITN) to expand their amount of POP sites into North America. These contracts could be in the form of equity arrangements or reciprocal alliances.

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
     Crys-Tel also intends to rapidly build up a large subscriber base and volume of minutes on a multi-national basis. Crys-Tel intends to acquire telecom reseller operations and have alliances, partnerships and joint ventures with facilities-based firms and carriers on several continents adding them to the Crys-Tel Telephony Network (CTN). Management also plans to offer leadership models, marketing support services and financial support to acquired telecom resellers and to service allied facilities-based operating firms and carriers. With this strategy, Crys-Tel intends to be positioned to transfer clients from standard telephony networks to its planned Internet Telephony Network.

     Crys-Tel plans to pursue joint venture opportunities where that will support the inclusion of each new firm into an integrated business group of companies. The Company is currently planning key joint ventures in the following countries:

     -  Greece                    -  Germany
     -  Ireland                   -  Russia
     -  Former Soviet States      -  Portugal
     -  Italy                     -  U.K
     -  Spain                     -  Balkan Region

     Reseller operations will be the Company's focus for building the Company's clientele base. The Company expects that experience gained from the Company's domestic telecom operations will dictate that the new Crys-Tel business model has to incorporate specially trained representatives who will sell local, long distance voice and data communications capabilities with a view of keeping the customer once obtained through competitive cost pricing and superior service. The Company intends do this by first securing the right to re-sell blocks of numbers and time on a system that belongs to the phone company in the area or country. Crys-Tel plans to be responsible for overall brand integrity and ensuring compliance by each reseller. However, each acquired reseller will have autonomy in their country for local marketing programs and may request support from Crys-Tel as needed. The Company plans central marketing programs to be carried out on a European and/or global basis to develop market awareness of the Crys-Tel value proposition.

     The central brand management is planned to include defining promotional styles and assisting acquired resellers in implementing such styles in their respective countries including:

- Delivery of basic marketing materials such as logo designs, brochures and core text, for advertising, agent conferences, exhibitions etc.
-     Support  as necessary by attendance of agent conferences, exhibitions etc.
- Funding special joint events as agreed on a case basis. All in country marketing costs are the responsibility of the acquired reseller.

     The primary marketing channel is intended to be indirect including multi-level marketing as agreed. However, at the acquired resellers' discretion other channels may be used to support the main channel, or to promote specific

                                        6
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additional  service offers. The channels available include telemarketing, direct sales  and  direct  marketing  channels.

     The Company also intends to develop a range of telephone calling card options to cover the private and business needs of customers to make long distance or International calls. These calls can be made from home or office, hotels, public phones etc. and depending on the option chosen will cater to calls made in country, from Europe or from anywhere in the world. The cards can be customized for organizations enabling series of collectable or promotional cards to be issued to raise money for charities, institutions etc. or simply to promote an organization's activities.

     The Company also intends to expand into the arena of Internet telephony. Recently, software was developed to minimize hardware requirements, paving the way for remote access, linked transcontinental and intercontinental Internet telephone without the end user needing a computer. This was the birth of Phone-to-Phone Internet telephony. With this new technology, users can now use a regular telephone to dial into a local gateway, which digitizes the voice signal. The resulting stream of numbers is broken down into standard TCP/IP packets and sent over the Internet to another gateway in another country. The destination gateway reassembles the information, converts it back to voice and sends it over local telephone lines to the destination number.

     Crys-Tel is concentrating its initial marketing efforts on three core product areas. The product line is planned to include Voice over IP, Fax over IP, and Pre-Paid Virtual Office Calling Cards. Voice over IP falls into three different categories, which includes Phone-to-Phone, PC-to-Phone, and PC-to-PC. The user dials the number of the nearest Crys-Tel Gateway that is connected to a regular telephone PSTN line. The gateway acts as a bridge between the PSTN and the CITN. Once connected, the user is prompted to dial the destination phone number. When connected, the call is then converted from an analog signal to a digital signal which in turn is reduced into packets so that it can transverse the Internet. When it reaches the Crys-Tel Gateway on the other end of the connection, the call is converted back to analog mode and sent over the phone network to complete the connection. This allows international telephone calls to be made without incurring expensive international rates. To the caller, calls are routed in the traditional manner. Users are able to speak straight into a telephone and be connected directly to another telephone, rendering obsolete the need for computers.

     Crys-Tel also intends to provide software and service that offers users the ability to call anyone, anywhere on any standard telephone, from their personal computer by using an Internet dial-up account and a microphone. The user will require an Internet connection as well as a multimedia computer. To those users who do not have a multimedia PC, Crys-Tel also offers a device called a serial set which replaces the sound card, microphone, and speaker. The sound quality is better with the use of the serial set since it is made specifically for this scenario. Crys-Tel also plans to provide software and service that offers users the ability to call anyone, anywhere on any standard telephone, from their Personal Computer, using an Internet dial-up account and a microphone to another Personal Computer.

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     Fax  Services  from Crys-Tel are intended to enable real-time, reliable fax transmission over private or public IP networks. In most environments today, fax is sent over the public telephone network. Crys-Tel intends to allow any user, regardless of whether they have Internet access or not to use the Internet for long distance fax calls. Instead of accessing a long distance carrier network, IP users are routed to the closest Crys-Tel Gateway, then across the Internet to the closest local central office. From there, faxes are routed over the public telephone network to the called number. The result is that the entire call is free of long distance charges. Users not attached to an IP network can dial a local number to reach the Crys-Tel Gateway. Once dial tone is achieved they can enter a long distance number. The call is then transported across the IP network to its destination.

     Crys-Tel is targeting the Asian and Italian communities in Vancouver and San Jose due to the proximity of the two cities and the high concentration of these groups. Gateways are currently being installed in Hong Kong and in Italy. The Company is also finalizing agreements with the only Italian newspaper in western North America to advertise weekly in order to promote the substantial savings to their community. In addition, the Company is negotiating an incentive program with the Italian Community Center in Vancouver to market its services to their members. Management also plans to be advertising on numerous Chinese newspaper and to allocate funds for advertisement airtime on the two Chinese radio networks. The corporate goal for the next year is to deploy and service twenty gateways in North America and twenty-five more internationally. The Company will also be focusing on the Asian countries and aggressively targeting nations in the European Union.

     Crys-Tel plans to utilize the abilities of independent distributors to introduce its products to target clients. In order to effectively reach the target clients in a managed and timely fashion, the Company plans to employ resources to train and grow a professional group of 'authorized agents.' Agents would be managed by an internal 'Agent Support Group,' led by the Vice president of Sales and Marketing. An experienced team is being assembled to provide constant support and training programs to enable the agents to be successful and focused. The agent network is intended to be built with direct promotion; trade shows exhibits and advertising in trade magazines. Crys-Tel plans to provide point of sale advertising materials and selling tools to ensure success. Crys-Tel also plans to support sales by participating as much as possible in agents' and retailers' advertising and sales promotions.

     Although agents will be responsible for bringing sales to a close, Crys-Tel plans to employ account managers to facilitate the implementation and ongoing support for new programs. The account managers will work from head office and have the authority to react and respond to changing client needs. The planned 'Client Service Group' will concentrate solely on the client needs. The Company plans to set up a direct administration group to handle all customer inquiries and ongoing needs. The 'Customer Care Group' would be responsible for all customer service needs and order fulfillment. Management also intends to provide I-800 operators.

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     Crys-Tel's  pricing  strategy has two components. The first is to attract a large loyal customer base to the Company utilizing attractively priced long distance rates. The short-term goal is to build a loyal customer base to which other products may be 'bundled' and marketed. The second goal is to offer high quality value-added products at competitive prices. The Company believes that future price sensitivity will be removed by utilizing loyalty ties and the existing distribution channel (long distance).

The Company is currently implementing commercial operations of the business. There can be no assurance that the Company will achieve a significant degree of market acceptance, and that acceptance, if achieved, will be sustained for any significant period or that product life cycles will be sufficient (or substitute products developed) to permit the Company to recover start-up and other associated costs. Failure to achieve or sustain market acceptance could have a material adverse effect on the business, financial conditions, and results of operations of the Company.

     Although the Company intends to pursue a strategy of aggressive product marketing and distribution, implementation of this strategy will depend in large part on its ability to (i) establish a significant customer base and maintain favorable relationships with those customers; (ii) effectively introduce acceptable products to its customers; (iii) obtain adequate financing on favorable terms to fund its business strategy; (iv) maintain appropriate procedures, policies, and systems; (v) hire, train, and retain skilled employees; and (vi) continue to operate in the face of increasing competition. The inability of the Company to obtain or maintain any or all of these factors could impair its ability to successfully implement its business strategy, which could have a material adverse effect on the results of operations and financial condition of the Company.

     The Company will be responsible for product performance and liabilities of itself and possibly, its joint ventures. The Company does not currently have product liability insurance, and there can be no assurance that the Company will be able to obtain or maintain such insurance on acceptable terms or, if obtained, that such insurance will provide adequate coverage against potential liabilities. The Company faces a business risk of exposure to product liability and other claims in the event that the use of the Company's products or services is alleged to result in adverse effects. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure.

STATUS  OF  PUBLICLY  ANNOUNCED  PRODUCTS  AND  SERVICES

     On January 27, 1999 the Company announced that it had entered into a joint venture agreement with Crys*Tel Italia S.P.A. to provide its Internet telephony services in Italy. The Company is presently negotiating with Crys*Tel Italia for the purposes of restructuring the joint venture agreement. Particulars include the ownership of Crys*Tel increasing from 30 percent to 51 percent. The Company has completed Beta testing between Milan, Italy and Vancouver and the system is now ready for commercial use. Crys*Tel Italia has given the

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company  a  verbal  commitment  for the ordering of an additional 13 gateways by
October 12, 1999. Crys*Tel Italia's initial plan for the installation of 100 gateways throughout Italy is still on line but due to unforeseen technical difficulties and a change of office venue, timelines have been extended.

     On February 2, 1999 Nokia Corporation (formerly Vienna Systems), a leading Internet Protocol Telephony solutions provider, announced that the Company had chosen the Nokia Corporation platform to build an international multimedia network that will ultimately connect more than 200 points-of-presence (POPs) worldwide. The Company is still actively working with Nokia in order to complete its' international network. Nokia is providing Crys-Tel with a turn-key IP Telephony solution as well as complete technical support for the network. Through a strategic interconnect with Telematrix of Japan the Company can increase its capacity to connect to over 105 POP's worldwide.

     On February 8, 1999 the Company announced that it had signed a letter of intent to purchase 20% of Italian based Academy Network Solutions. The letter of intent, however, has been cancelled due to a lack of disclosure from Academy Network Solutions.

     On March 25, 1999 the Company announced that it had finalized the purchase of 20 percent of Italian-based Academy Network Solutions for 909,000 restricted shares of Crys*Tel. This transaction has been cancelled due to a lack of disclosure from Academy Network Solutions.

     March 26, 1999 the Company announced that it had entered into an agreement with Telematrix USA, a division of Chiyoda Corporation, located in Tokyo, Japan to interconnect and share traffic between their Internet Telephony networks. This interconnect agreement is still in place. Both networks were connected in June of 1999. To date no traffic has passed through the connected network. Price points have been accepted and traffic is scheduled to commence around the end of October, 1999.

     On March 30, 1999 the Company announced that it had placed an order for an additional 21 new gateways with Nokia Corporation for IP Telephony valued at over $1,000,000.00 U.S. to expand its global network. This order was cancelled due to a withdrawn commitment from Academy Network Solutions. Recently the Company placed an order for 2 gateways with plans for another 10 by mid October, 1999.

     On July 12, 1999 the Company announced that negotiations have been completed to lead in the redevelopment and reconstruction efforts for the

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
war-torn region of the Balkans by providing IP Telephony services to meet the needs of the displaced ethnic Albanians and the other people effected by the aftermath of the crisis in Kosovo. Negotiations have been completed and the company is waiting for a signed copy of the Joint Venture contract. Management believes that this agreement will be consummated by the first week of October, 1999.

     On July 22, 1999 the Company announced it plans to expand its IP Telephony services to support unified messaging, video conferencing, on-demand multimedia, and the wireless transmission of data and telephony. With the continuing development of the Nokia IP Solution the Company believes that it will be able to offer the public complete integration of all of its services within the next 8 months. Crys-Tel and Nokia Corporation are currently working together as "user" and "producer" to develop these services.

     On August 26, 1999 the Company's new management team, under the leadership of CEO Dr. Lorenzo Musa announced that two very important targets have been achieved by the Company in the recently troubled area of the Balkans in the spirit of telecommunications development for all of the countries involved. The Government of Albania has awarded the company a 1300sq. meter facility from which it can operate its' VOIP services. The Company also announced that it has entered into a Letter of Intent with Pegasus Telekom of Austria to offer VOIP and GSM services in Kosovo.

COMPETITION

     Although Management believes that competition is in the IP telephony business is minimal, competition in cellular telephone and personal computer and Internet business is intense. The name and number of competitors in this arena are too numerous to mention. The Company, however, is aware of only a handful of Internet telephony providers located mainly on the West Coast of the United States that service niche markets. The hardware of these competitors is limited to twelve port gateways which is not flexible or scaleable architecture. Crys-Tel utilizes hardware equipped with forty eight to sixty ports and can be switched on according to the traffic flow. The Company intends to position itself to be a next generation telecom provider and therefore its hardware should not suffer bottlenecks which could plague its competitors. The Company is planning to model itself like Quest as the largest Internet telephony provider in North America by installing the most gateways and thereon controlling the most point of presence sites.

     The Internet, telecommunication and cellular telephone industries, meanwhile, continue to undergo rapid change, and competition is intense and is expected to increase. The Company is aware that other companies and businesses market, promote and develop technologies and products which could be competitive with the Company. There may exist other technologies and products that are functionally equivalent or similar to the Company's products. The Company expects that companies or businesses which may have developed or are developing such technologies and products, as well as other companies and businesses which have the expertise which could encourage them to develop and market competitive products and technology, may attempt to develop technology and products directly competitive with the Company. Many of these competitors have greater financial and other resources than the Company.

     There can be no assurance that competitors have not or will not succeed in developing technologies and products that are more effective than any which the Company is developing or which would render the Company's services obsolete and noncompetitive. Many of the competitors of the Company have substantially greater experience, financial resources and marketing capabilities than the Company.

     Further, the market for the Company's telecommunications products is characterized by rapidly changing technology which could result in product obsolescence or short product life cycles. Similarly, the industry is characterized by continuous development and introduction of new products and technology to replace outdated products and technology. There can be no assurance that competitors will not develop technologies or products that render the Company's systems obsolete or less marketable. The Company may be required to satisfy evolving industry or customer requirements, which could require the expenditure of significant funds and resources, and the Company does not have a source or commitment for any such funds and resources.

PRINCIPAL  SUPPLIERS

     The Company's exclusive gateway vendor is Nokia Corporation (formerly Vienna Systems). The Company has entered into a Reseller Agreement with Nokia Corporation for an initial one year term commencing on September 1, 1999 for a non-exclusive, non-transferable right to distribute certain products worldwide including call processing servers, VS2000 gateways, CPUs, and all interface software and billing software. The Company has also entered into a contract with Starcom-Accesspoint, a Division of Starcom Services Corporation of British Columbia, Canada. The Starcom contract is for a month to month term and is for the installation of Internet cable access service as required by the Company. There can be no assurance that these vendors will renew their contracts with the Company at the expiration of any given term. Loss of services by these vendors would seriously impact the Company's operations and would require the Company to locate replacement services from other vendors. The Company does not currently have any contingency plans in place if either of these were to terminate their relationship with the Company.

DEPENDENCE  ON  A  FEW  MAJOR  CUSTOMERS

     As the date hereof, the Company has formally entered into only one international joint venture agreement with Crys-Tel Telecommunications-Australia Pty Ltd. to provide the Company's products and services on the continent of Australia. The Company is in the midst of finalizing a second joint venture agreement in Italy. Crys-Tel has entered into only two colocation agreements, a Colocation Support Services Agreement with the Vancouver Telephone Company Limited to deliver products and services in Vancouver, British Columbia and an Internet Services and Colocation Agreement with AboveNet Communications, Inc. to deliver services and products in the area of San Jose, California. The Company has also entered into a Network Administration Agreement with Telematrix USA, a division of Chiyoda Corporation, located in Tokyo, Japan to interconnect their independent voice over IP networks and to operate Company gateways on the TeleMatrix network.

PATENTS,  TRADEMARKS  AND  LICENSES

     The Company owns no patents or trademarks. Management has considered registering certain trademarks under the name "Crys-Tel" but has made no absolute commitment as of yet to do so. The Company will be required to obtain an international carriers' license under Section 214 of the Communications Act of 1934 as discussed below but has not yet filed the application. The Company has no current plans to apply for patents of any kind.

NEED  FOR  GOVERNMENTAL  APPROVAL  AND  EFFECT  OF  REGULATIONS

     The Company will be required to obtain an International carriers' license under Section 214 of the Communications Act of 1934. The Company has not yet applied for this license but intends to do so prior to the end of this calendar year. Failure to obtain this license may seriously impact the Company's ability to execute its business plan. International carriers authorized under Section 214 of the Communications Act of 1934, as amended, must comply with the following requirements and prohibitions:

     (a) Each carrier is responsible for the continuing accuracy of the certifications made in its application. Whenever the substance of any such certification is no longer accurate, the carrier shall as promptly as possible and in any event within thirty days file with the Secretary in duplicate a corrected certification referencing the FCC file number under which the original certification was provided. The information may be used by the Federal Communications Commission (hereinafter the "Commission") to determine whether a change in regulatory status may be warranted.

     (b) Carriers must file copies of operating agreements entered into with their foreign correspondents within 30 days of their execution, and shall otherwise comply with the filing requirements of the Commission.

     (c) Carriers must file tariffs pursuant to Section 203 of the Communications Act, 47 U.S.C. 203 and certain federal regulations.

     (d) Carriers must file annual reports of overseas telecommunications traffic as required by the Commission.

     (e) Authorized carriers may not access or make use of specific U.S. customer proprietary network information that is derived from a foreign net-work unless the carrier obtains approval from that U.S. customer. In seeking to obtain approval, the carrier must notify the U.S. customer that the customer may require the carrier to disclose the information to unaffiliated third parties upon written request by the customer.

     (f) Authorized carriers may not receive from a foreign carrier any proprietary or confidential information pertaining to a competing U.S. carrier, obtained by the foreign carrier in the course of its normal business dealings, unless the competing U.S. carrier provides its permission in writing.

     (g) The Commission reserves the right to review a carrier's authorization, and, if warranted, impose additional requirements on U.S. international carriers in circumstances where it appears that harm to competition is occurring on one or more U.S. international routes.

     (h) Carriers regulated as dominant must provide the Commission with the following information within 30 days after conveyance of transmission capacity on submarine cables to other U.S. carriers:

     (1)  The  name  of  the  party  to  whom  the  capacity  was  conveyed;
     (2)  The  name  of  the  facility  in  which  capacity  was  conveyed;
     (3)  The  amount  of  capacity  that  was  conveyed;  and
     (4)  The  price  of  the  capacity  conveyed.

     (i) Subject to the requirement of the Commission that a carrier regulated as dominant along a route must provide service as an entity that is separate from its foreign carrier affiliate, and subject to any other structural-separation requirement in Commission regulations, an authorized carrier may provide service through any wholly owned direct or indirect subsidiaries. The carrier shall, within 30 days after the subsidiary begins providing service, file a letter with the Commission in duplicate referencing the authorized carrier's name and the FCC file numbers under which the carrier's authorizations were granted and identifying the subsidiary's name and place of legal organization. This provision shall not be construed to authorize the provision of service by any entity barred by statute or regulation from itself holding an authorization or providing service.

     (j)  An authorized carrier, or a subsidiary operating pursuant to paragraph
(i), that changes its name (including the name under which it is doing business) shall notify the Commission by letter filed with the Secretary in duplicate within 30 days of the name change. Such letter must reference the FCC file numbers under which the carrier's authorizations were granted.

ESTIMATE  OF  THE  AMOUNT  TIME  SPENT  ON  RESEARCH  AND  DEVELOPMENT

     The Company's business is not necessarily propriety. Rather, the Company provides products and a network developed by others which are licensed to the Company. The Company's license for these services is being principally provided by the Nokia Corporation. Thus, the Company does not engage in research and development per se. The Company's business plan is primarily focused on the marketing and use of products developed by its vendors.

COSTS  AND  EFFECTS  OF  COMPLIANCE  WITH  ENVIRONMENTAL  LAWS

     It is not anticipated that any the Company will develop any issues with compliance with environmental laws.

EMPLOYEES

     The Company is a development stage company and currently has only four employees in addition to executive officers who are compensated for their time contributed to the Company. At such time as the Company enters into active contracts with additional joint ventures, the number of employees is expected to increase to at least 14 full-time employees as is the compensation of executive officers. Management of the Company expects to use consultants, attorneys, and accountants as necessary. The need for employees and their availability will be addressed in connection with a decision whether or not to participate in a joint venture.

     The Company is therefore dependent on the efforts and abilities of its senior management. Senior management is composed of Dr. Lorenzo Musa Chairman of the Board of Directors, President and Chief Executive Officer, Anthony Papalia, Director and Executive Vice President, Edward Nixon, Director, and Randall A.
Jones, Chief Financial Officer. The loss of any of these key employees could have a material adverse effect on the business and prospects of the Company. The members of the Board of Directors of the Company believe that all commercially reasonable efforts have been made to minimize the risks attendant with the departure of any key personnel from the service of the Company. There can be no assurance, however, that upon the departure of any key personnel from the service of the Company that replacement personnel will cause the Company to operate profitably. The Company has no key man life insurance with respect to any of its executive employees.

YEAR  2000  ISSUES.

     Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. The Company has assessed its exposure to Year 2000 issues in terms of its products, internally used operating systems, software, and other technology, and third party vendors and suppliers. While the Company believes that it has substantially identified and resolved all potential Year 2000 problems with any of the products that it markets, it is not possible to determine with complete certainty that all Year 2000 problems affecting the Company's products and services have been identified or corrected because these products and services interact with other third party vendor systems not under the Company's control. It should be noted that the operation of office and facilities equipment, such as fax machines, photocopiers, telephone systems, security systems, elevators, and other common devices may be affected by the Year 2000 problem.

     The Company has identified major suppliers and other third party vendors integral to the operations of the Company's business. The Company will initiate communications with those suppliers and third party vendors to assess their readiness to handle Year 2000 problems. However, the Company has no control over and cannot predict the corrective actions of these third party vendors and suppliers. The Company intends to arrange, to the extent available, alternate supplier arrangements in the event that it considers a third party vender to have material Year 2000 issues. Although the Company expects that it will be able to resolve any significant Year 2000 problems related to third party products and services, there can be no assurance that it will be successful in resolving any such problems. Any failure of these third party vendors and suppliers to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on the Company's business, financial condition, and results of operations.

     The discussions of the Company's efforts relating to Year 2000 compliance are forward-looking statements. The Company's ability to achieve Year 2000 compliance and the associated level of incremental costs could be adversely affected by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software and other unanticipated problems. The failure to correct a material Year 2000 problem could result in an interruption of certain normal business activities or operations. Such failures could materially affect the Company's results of operations, liquidity and financial condition. Because of the general uncertainty inherent in the Year 2000 problem, the Company is unable at this time to determine those consequences.

ITEM  2

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, LIQUIDITY AND CAPITAL RESOURCES, RECENT EVENTS.
Item  303  of  Regulation  S-B

     Crys*tel Telecommunications.com is a development stage company with a limited operating history upon which an evaluation of the company's prospects can be made. Except for the historical information contained herein, the following discussion may contain forward-looking statements that involve risks and uncertainties. The company's future could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not specially limited to, failure to satisfy performance obligations, timely product manufacturing and installation, changes in various markets the company serves, as well as the other risks detailed in this section. The Company does not undertake to update the results discussed herein as a result of changes in risks or operating results.

     The Company has limited operating history upon which an evaluation of the Company's prospects can be made. The Company has had only limited revenue from its operations through June 30, 1999 and there can be no assurances as to when the Company will commence generating substantial revenues, or that it will be profitable once substantial revenues are generated. The Company's prospects must be considered keeping in mind the risks, expenses, and difficulties frequently encountered in the establishment of a new business in an ever changing industry and the research, development, manufacture, commercialization, distribution, and commercialization of technology, procedures, and products and related technologies. There can be no assurance that unanticipated technical or other problems will not occur which would result in material delays in product commercialization or that the Company's efforts will result in successful product commercialization. There can be no assurance that the Company will be able to achieve profitable operations.

RESULTS  OF  OPERATIONS

     The financial statements and notes thereto which appear in Part F/S should be read in conjunction with this review. After a change in ownership and undertaking a new business plan, the Company elected to change its fiscal year from December 31 to June 30 effective July 1, 1998. There was no activity during the resulting short period from January 1 to June 30, 1999. The change in ownership took place on November 11, 1999.

     Sales were $128,900 for the fiscal year ended June 30, 1999 were from sales of two Gateways and resulted in gross profit of $41,213. Operating expense totaled $321,873 and consisted primarily of general and administrative expense. Promotion and advertising expense totaled $36,802. Product development expense of $13,698 included $9,000 attributable to stock issued to Crys-Tel International, Inc. a Barbados Corporation in an agreement to acquire the future revenues of that corporation. Management subsequently decided to undertake the business plan directly; therefore, the shares were recorded at their par value and charged to expense because of the change in the operating entity.

LIQUIDITY  AND  CAPITAL  RESOURCES

     At June 30, 1999 the Company's current liabilities exceeded current assets, resulting in a working capital deficit of $118,175. Crys-Tel has financed its operations through an issue of convertible debentures and with demand loans advanced from certain stockholders. The convertible debentures sold totaled
$333,200 and were all converted to common stock prior to June 30, 1999. Syndication cost related to the offering totaled $63,800. Stockholder loans as of June 30, 1999 totaled $130,147, are due on demand and bear interest at 10 percent per annum. Stockholders have committed to loan up to an additional $835,000 to carry out the first stage of the business plan.

     Based on the Company's current operating plan, capital and working capital expenditures necessary to support the on-going development and commercialization of its worldwide network are expected to substantially exceed cash projected to be generated from operations. However, management believes the anticipated loans from stockholders are sufficient to support its operating needs through March 31, 2000 based upon the Company's current business plan. The realization of this plan is dependent upon the Company's ability to negotiate agreements to establish a substantial network and to direct traffic over that network. There can be no assurance that sufficient numbers of joint venture agreements will be negotiated or gateways installed worldwide in the current highly competitive market to realize the current business plan. If these agreements and sales are not achieved as planned, the Company's available funds and cash flows from operations may not be sufficient to meet operating needs through June 2000. In either case the Company will likely seek additional financing in fiscal 2000, or prior thereto, to continue to fund operating needs. There can be no assurance that such financing will be available on terms acceptable to the Company, if at all.

     The Company will require additional funds to implement its business strategies, including cash for (i) payment of increased operating expenses; and
(ii) further implementation of its business strategies. Such additional capital may be raised through additional public or private financing, as well as borrowings and other resources. The Company anticipates that it will need to raise capital prior to the end of calendar 1999. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution to the Company's stockholders. No assurance can be given, however, that the Company will have access to the capital markets in the future, or that financing will be available on acceptable terms to satisfy the cash requirements of the Company to implement its business strategies. The inability of the Company to access the capital markets or obtain acceptable financing could have a material adverse effect on the results of operations and financial condition of the Company. The Company may be required to raise substantial funds. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies or product candidates that the Company would not otherwise relinquish. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors.

YEAR  2000  ASSESSMENT

     The Company has been working on a due diligence testing of its year 2000 compliance. The year 2000 issue is grounded in that many computer systems process transactions based on storing two digits for the year of a transaction (for example, "96" for 1996), rater than a full four digits. Systems that process year 2000 transactions with the year "00" may encounter significant processing inaccuracies and even inoperability. Many companies will incur significant costs to make the needed software changes.

     The Company has completed a due diligence testing of its year 2000 compliance and has not found any problems to date. The testing included information technology and non-information technology systems, as well as inquiries to third parties with which the Company have material relationships (vendors and customers), regarding their state of readiness. The cost of any further year 2000 initiatives is not expected to be material to the Company's results of operation or financial position.

INTERNATIONAL  JOINT  VENTURES

     Because certain customers of the Company will be located in other countries, the Company anticipates that international sales will account for a significant portion of its revenues. There can be no assurance that the Company will be able to compete successfully in international markets or to satisfy the service and support requirements of its customers. Additionally, the Company's sales and operations could be subject to certain risks, including tariffs, and other barriers, difficulties in staffing and managing foreign subsidiary, joint venture and branch operations, currency exchange risks and exchange controls, potentially adverse tax consequences and the possibly of difficulty in accounts receivable collection. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company will sell its products and services in currencies other than the U.S. Dollar, which would make the management of currency fluctuations difficult and expose the Company to risks in this regard. The Company's results of operations are subject to fluctuations in the value of various currencies against the U.S. dollar. Although Management intends to monitor the Company's exposure to currency fluctuations, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's results of operations or financial condition.

     The products marketed and distributed by the Company may be subject to foreign government standards and regulations that are continually being amended. Although the Company will endeavor to satisfy foreign technical and regulatory standards, there can be no assurance that the Company's products and services will comply with government standards and regulations, or changes thereto, or that it will be cost effective for the Company to redesign its products to comply with such standards or regulations. The inability of the Company to design or redesign products to comply with foreign standards could have a material adverse effect on the Company's business, financial condition and results of operations.

     Certain statements concerning the Company's plans and intentions included herein constitute forward-looking statements for purposes of the Securities Litigation Reform Act of 1995 for which the Company claims a safe harbor under that Act. There are a number of factors that may affect the future results of the Company, including, but not limited to, (a) interest rates, (b) general economic conditions and (c) specific economic conditions within the areas where the Company operates. This registration statement contains both historical facts and forward-looking statements. Any forward-looking statements involve risks and uncertainties, including, but not limited to, those mentioned above.
Moreover,  future  revenue  and  margin  trends  cannot  be  reliably predicted.

ITEM  3

DESCRIPTION  OF  PROPERTY
Item  102  of  Regulation  S-B

     The Corporate offices are located at 18 Halfmoon, Irvine, California, 92614 on a month to month lease agreement with the Company's Chief Financial Officer. All equipment at this site is new. The Company has two Nokia gateways on line through licensing agreement with Nokia Corporation in the form of a Colocaton Agreement with Vancouver Telephone Company Limited in British Columbia, Canada and an Internet Services and Colocation Agreement with AboveNet Communications,

Inc. to deliver the Company's services and products in the area of San Jose, California. The Company has also entered into a Network Administration Agreement with Telematrix USA, a division of Chiyoda Corporation, located in Tokyo, Japan to interconnect their independent voice over IP networks and to operate Company gateways on the TeleMatrix network. The Company houses the gateways for accepting long distance Internet telephone calls that have been routed through Internet Protocol (IP) and the Internet fiber optic lines from overseas joint venture gateways. To date, the Company has entered into only one international joint venture gateway with Crys-Tel Telecommunications-Australia Pty Ltd. located in Sydney, Australia but is close to finalizing a second joint venture in Italy. The Company has no policy of investing in real estate, real estate mortgages, or securities or interests in persons primarily engaged in real estate activities.

ITEM  4

SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT
Item  403  of  Regulation  S-B

     As of September 22, 1999, the Company had issued and outstanding 17,705,666 shares of Common Stock. Approximately 1,224,217 of these issued and outstanding shares had been placed in escrow pursuant to a Regulation D, Rule 504 offering that was not fully subscribed and will be returned to the Company. Company stockholder Kaiden S.A. owns 6,750,000 shares of the Company's Common Stock and Company stockholder PacRim Information Systems, Inc. owns 2,250,000 of the issued and outstanding shares of the Company's Common Stock. Because of such ownership, these stockholders will effectively control the election of all members of the Board of Directors of the Company and determine all corporate actions. The officers and directors of Crys-Tel do not own any equity interest in the Company. Stockholders are not entitled to accumulate their votes for the election of directors or otherwise.

Title Of Class                       Name And Address                  Amount And Nature  Percent Of Class
                                     Of Beneficial                     Of Beneficial
                                     Owner                             Ownership

Common                               PacRim Information Systems, Inc.  2,250,000 Shares                12%
                                     1390 Ottawa Avenue
                                     West Vancouver
                                     British Columbia, Canada V7T 2H5

Common                               Kaiden SA                         6,750,000 Shares                38%
                                     Galerie St.
                                     Francois 8
                                     P.O. Box 2224
                                     CH 1002
                                     Lausanne, Switzerland

                                       20

Preferred                            Kaiden SA                         5,625,000 Shares                75%
Series A                             Galerie St.
                                     Francois 8
                                     P.O. Box 2224
                                     CH 1002
                                     Lausanne, Switzerland

Preferred                            PacRim Information                 1,875,000 Shares                25%
Series A                             Systems, Inc.
                                     1390 Ottawa Avenue
                                     West Vancouver
                                     British Columbia, Canada V7T 2H5


ITEM  5

DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS
Item  401  of  Regulation  S-B

     The Company's Board of Directors is responsible for the management of the Company, and directors are elected to serve until the next regular meeting of shareholders or until their successors are elected and shall qualify. Executive officers of the Company are elected by, and serve at the discretion of the Board of Directors. Currently, there are no formal committees of the Board of Directors. The Company anticipates forming an audit committee during the current fiscal year.

EXECUTIVE  OFFICERS  AND  DIRECTORS

     The  current  executive  officers and directors of Crys-Tel are as follows:

     NAME                          AGE              POSITION(S)

Dr.  Lorenzo  Musa                 58               Chairman,  President,  CEO

Anthony  Papalia                   24               Director,  Vice  President

Edward  Nixon                      69               Director

Randall  A.  Jones                 45               Chief  Financial  Officer

     Dr. Lorenzo Musa, age 58, is Chairman of the Board of Directors, President and Chief Executive Officer of the Company. He graduated "Magna Cum Laude" from Bologna University with Ph.D. in Theoretical and Applied Physics, including extensive research and development in superconductivity and superfluidity applications. Dr. Musa also spent several years as a researcher and teacher at Ferrara University for the HartFree-Fock mathematical approximation method in semiconductor device projects and has been a consultant of T.E.M.A. (Technologie Matematiche Avanzate), a subsidiary of the ENI Group in Italy. Dr. Musa was C.E.O. of SINTECO S.A. Geneva, Switzerland, with signature at Geneva Chambre of Commerce, and has recently been a consultant to several European countries on the development of international telephone networks. He is also the owner of patents in high-technology with emphasis in electronics, superconductivity and smart-cards.

     Anthony Papalia, age 24, is a Director and Executive Vice President Mr. Papalia holds a degree in Marketing and Business Development. He has served for the last three years as a Director of the Metals Research Group Corp, a publicly listed company in the United States. Mr. Papalia has over 6 years of experience in international finance, specializing in natural resources, technology, marketing and management. For the past several years he has concentrated on the development of capital pools for small publicly traded companies. Mr. Papalia has an extensive background in corporate finance and venture capital with experience in deal assessment, negotiation and raising of capital

     Edward Nixon, age 69, is a Director. He is president of Nixon World Enterprises, Inc., based in the State of Washington. He specializes in international commercial trade, investigating a wide range of prospects. As a geologist he is presently concentrating on the technical evaluation of mining prospects and new techniques in metallurgy and hazardous waste disposal. His long term personal interest has been focused on innovative methods for clean extraction of earth resources. He is also actively pursuing development of innovations in thermo-voltaic and photo-voltaic electric power generators, and the development of hybrid electric power plants combining conventional and alternative energy resources. He has worked on projects in mining, refining, and manufacturing, assisting startup companies in the U.S. and development of original equipment manufacturers overseas, expansion of international satellite communications, marketing of agricultural products, improvement of transportation--including pollution abatement, and support of cultural exchange programs. Following incorporation in May of 1980, he has engaged in projects for clients in more than twenty countries on five continents. His 20th visit to China one year ago was dedicated to the opening of a new International Shoppers Network and the development of regional shopping malls in fifty cities.

     Randall A. Jones, age 45, is the Chief Financial Officer. Subsequent to receiving his degree in accounting from California State University, Fullerton, Mr. Jones has dedicated the last 22 years to advising in the field of financial and accounting management, including audit experience with Deloitte Touche & Company, (formerly Touche Ross & Co,). He has extensive knowledge in preparing corporations for the entry into the public marketplace. From 1996 to present Mr. Jones served as Chief Financial Officer for American Boardsports Company, Inc., from 1994 to 1996 as corporate controller for World Interactive Network and from 1979 to 1994 Mr. Jones was a Consultant for Corporate Development Consultants where he specialized in corporate reorganizations, systems conversions, etc.

There  are  no  family  relationships  among  directors  or  officers.

No officer or director of Crys-Tel currently, or during the last five years have:

(a) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

(b) had any conviction in a criminal proceeding or is being subject to a pending criminal proceeding.

(c) is being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily limiting involvement in any type of business, securities or banking activities.

(d) has been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

     The officers and directors of the Company will engage in other activities. The persons serving as officers and directors of the Company will have conflicts of interests in allocating time, services, and functions between the other business ventures in which those persons may be or become involved. The officers and directors of the Company, however, believe that the Company will have sufficient staff, consultants, employees, agents, contractors, and managers to adequately conduct the business of the Company.

ITEM  6
Item  402  of  Regulation  S-B

EXECUTIVE  COMPENSATION

     Executives of the Company are paid an annual salary and no other compensation. The following table illustrates salary agreements with the Company's executives for the fiscal year ending June 30, 2000:


Name             Age           Title           Fiscal Year  Annual Salary
---------------  ---  -----------------------  -----------  --------------
Lorenzo Musa      58  Chairman, President      Fiscal Year  $   144,000.00
                      and CEO                  2000

Edward Nixon      69  Director                 Fiscal Year  $    60,000.00
                                               2000

Anthony Papalia   24  Director, Executive      Fiscal Year  $    84,000.00
                      Vice President           2000

Randall Jones     45  Chief Financial Officer  Fiscal Year  $    75,000.00
                                               2000

     The following table illustrates salary compensation received to date during fiscal year ending June 30, 2000.


Name              Age         Title             Fiscal Year       Amount Paid
                                                                    To Date
----------------  ---  -------------------  --------------------  ------------
Lorenzo Musa       58  Chairman, President  Fiscal Year           $  18,000.00
                       and CEO              2000
Edward Nixon       69  Director             Fiscal Year           $   5,000.00
                                            Ending June 30, 2000
Anthony Papalia    24  Executive Vice       Fiscal Year           $  11,844.00
                       President            Ending June 30, 2000
Randall A. Jones   45  Chief Financial      Fiscal Year           $   6,250.00
                       Officer              Ending June 30, 1999

     The following table illustrates compensation paid to executives for the fiscal year ending June 30, 1999:


Name             Age       Title         Fiscal Year      Amount
---------------  ---  ---------------  ---------------  ----------
Edward Nixon      69  Director         Fiscal Year      $ 2,250.00
                                       Ending June 30,
                                       1999

Anthony Papalia   24  Executive Vice   Fiscal Year      $16,156.00
                      President        Ending June 30,
                                       1999

Randall  Jones    45  Chief Financial  Fiscal Year      $ 9,375.00
                      Officer          Ending June 30,
                                       1999

     The Company has not adopted any incentive compensation plans or arrangements or stock purchase, profit sharing or other similar plans of equity compensation as part of the executive compensation that is offered. In addition, no officer or director has been issued any type of equity distribution in connection with the Company. Similarly, no officer or director receives special compensation or payment from the Company or any third party as a result of being affiliated with the Company.

ITEM  7

CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
Item  404  of  Regulation  S-B

     The Company has entered into an agreement to purchase the after tax income stream from Crys-Tel International, Inc. from Kaiden S.A. and PacRim Information Systems, Inc. Crys-Tel International, Inc. is wholly owned by Kaiden S.A. and PacRim Information Systems, Inc. Under this agreement, 5,625,000 preferred shares were issued to Kaiden S.A. and 1,875,000 preferred shares were issued to PacRim Information Systems, Inc. These preferred shares are convertible into the Company's common shares pursuant to a formula in the agreement. Conversion can occur on a quarterly basis beginning January 1, 1999. For every $1.00 of net earnings after tax received by the Company from the worldwide operations of Crys-Tel International, Inc., Kaiden, S.A. and PacRim Information Systems, Inc. may, at their option, convert one preferred share to one common share (post forward split) subject to the restrictions of Securities Exchange Commission Rule 144. Provided, however, that if net earnings in any one year is negative, such loss reduces future year's net earnings and no conversion is permitted until the sum of all years' earnings is positive. There has been no conversion of preferred stock to common under this agreement as of this date because the Company has not realized positive earnings. Under the same agreement, Kaiden S.A. also received 6,750,00 common shares (post forward split) and PacRim Information Systems, Inc. received 2,250,000 common shares (post forward split).

     Kaiden S.A. is a financial investment management company based in Switzerland. The company has been actively involved in the raising of capital for start-up companies in several different fields, especially high technology. Kaiden S.A. has also had a long history of being involved in the financing and management of construction projects for multinationals in the Middle East, Italy and the Balkans.

     PacRim Information Systems, Inc. is a mining and technology company. The company has a large mining concession on Texada Island in British Columbia. PacRim Information Systems, Inc. has acquired 160 mineral leases and a gold plant on Texada Island, which is comprised of a 4 stage crushing circuit and 4-stage gravity concentration circuit. This plant has the capacity to process 300 tons per day. The company has also been actively involved with several different technology companies, including video conferencing equipment, smart cards and telephony.

     The Company is currently sustaining operations with loans from a shareholder, D.M. Investments, Ltd. This shareholder has incurred expenses on behalf of the Company and has agreed to defer payment pursuant to the terms of a demand promissory note that includes interest which accrues at an annual rate of

10 percent. As of June 30, 1999, the date of the Company's most recent audited financial statement, the amount owed was $130,329.00. As of October 1, 1999, the amount owed was $253,849.69.

ITEM  8

DESCRIPTION  OF  SECURITIES
Item  202  of  Regulation  S-B

     On August 3, 1998 the Company amended its articles of incorporation by increasing the number of shares authorized from 300 to 50,000,000 common shares and changed the par value from $25.00 to $0.001. The shareholders then approved a ten thousand for one split of the issued and outstanding shares of the Company's common stock. On December 11, 1998 the Company amended the articles of incorporation to increase the number of authorized common shares to 100,000,000 and to authorize the issuance of 10,000,000 shares of preferred stock. The shareholders then approved a six for one split of the issued and outstanding shares of the Company's common stock.

Common  Stock

     Each holder of Common Stock is entitled to share pro-rata in such dividends or other distributions to shareholders as may be declared by the Board of Directors out of the funds legally available therefore and, in the event of liquidation, to share pro-rata in the distribution after payment in full of all creditors. The Company has never paid a dividend on its Common Stock and currently the Company intends to retain all earnings for use in connection with its business. Accordingly, it is anticipated that dividends will not be paid to holders of Common Stock for at least the next five years of the Company's existence. Further, borrowing arrangements which the Company may have with banks and financial institutions in the future may limit or otherwise restrict the ability of the Company to pay dividends to holders of its Common Stock or other classes of securities. All holders of Common Stock of the Company have full voting rights and have the right to cast one vote for each share held of record on any matter coming before the shareholders for vote. With respect only to the election of directors, holders of Common Stock do not have the right to elect directors by cumulative voting.

Preferred  Stock

          The Company is also authorized to issue 10,000,000 shares of Preferred Stock, par value $.001 per share. Series of the Preferred Stock may be created and issued from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of Preferred Stock as adopted by the Board of Directors pursuant to the authority given in the articles of incorporation.

     At the same time, the Company approved the creation of Series A Preferred Stock with the following attributes. In the event of any liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of the Series A Convertible Preferred Stock shall be entitled, before any assets of the Corporation shall be distributed among or paid over to the holders of the Common Stock, to be paid $.001 per share. After payment to the holders of the Series A Convertible Preferred Stock, any additional amount available for distribution to the shareholders of the Corporation shall, be shared by the holders of the Series A Convertible Preferred Stock and the Common Stock on a share-for-share basis (with each share of Series A Convertible Preferred Stock being deemed to be equal to the number of shares of Common Stock (including fractions of a share) into which such Series A Convertible Preferred Stock is convertible immediately prior to the close of business on the business day fixed for such distribution. The amounts distributable to the holders of Series A Convertible Preferred Stock under upon liquidation are to be adjusted appropriately for subdivisions (by stock splits, stock dividends or otherwise), combinations (by reverse stock splits or otherwise) or other recapitalizations of the Series A Convertible Preferred Stock.

                                    PART F/S

                      Crys-Tel Telecommunications.Com, Inc.
                          (a development stage company)

                              Financial Statements

                            Year ended June 30, 1999
                     and the six months ended June 30, 1998



                                Table of Contents
                                -----------------

                                                                     Page
                                                                     ----

Independent  Auditors'  Report                                        29

Financial  Statements:

     Balance  Sheet                                                   30

     Statements  of  Operations                                       31

     Statements  of  Stockholders'  Equity                            32

     Statements  of  Cash  Flows                                      33

     Notes  to  Financial  Statements                                 34

                          Independent Auditors' Report
                          ----------------------------



To  the  Board  of  Directors  and  Stockholders
Crys-Tel  Telecommunications.Com,  Inc.
Irvine,  California


We have audited the accompanying balance sheet of Crys-Tel Telecommunica-tions.Com, Inc. (a development stage company) as of June 30, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the year and six months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crys-Tel
Telecommunications.Com, Inc. as of June 30, 1999 and 1998, and the results of its operations and cash flows for the year and six months then ended in conformity with generally accepted accounting principles.



                                        Logan Throop & Lo., LLP

September  30,  1999

                                                  Crys-Tel Telecommunications.com, Inc.
                                                          (a development stage company)
                                                                         Balance Sheets

June 30,                                                              1999       1998
-----------------------------------------------------------------  ----------  --------
ASSETS

Current assets
  Cash                                                             $     956   $     -
  Cash held in trust                                                  14,198         -
-----------------------------------------------------------------  ----------  --------
    Total current assets                                              15,154         -

Property and equipment, net                                          108,408         -
Trademarks                                                                57         -
-----------------------------------------------------------------  ----------  --------
  Total assets                                                     $ 123,619   $     -
-----------------------------------------------------------------  ----------  --------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable                                                 $   3,182   $     -
  Demand loans payable to Stockholders                               130,147         -
-----------------------------------------------------------------  ----------  --------
    Total liabilities                                                133,329         -
-----------------------------------------------------------------  ----------  --------

Stockholders' equity
  Convertibel preferred stock, $.001 par value, 10,000,000 and
      0 shares authorized, 7,500,000 and 0 shares issued and
      outstanding at June 30, 1999 and 1998, respectively.             7,500         -
  Common stock, $.001 and $25.00 par value, 100,000,000
      and 300 shares authorized, 15,309,117 and 100 shares issued
      and outstanding at June 30, 1999 and 1998, respectively.        15,309     2,500
  Additional paid in capital                                         258,091         -
  Deficit accumulated during the development stage                  (290,610)   (2,500)
-----------------------------------------------------------------  ----------  --------
    Total stockholders' equity                                        (9,710)        -
-----------------------------------------------------------------  ----------  --------
Total liabilities and stockholders' equity                         $ 123,619   $     -
-----------------------------------------------------------------  ----------  --------

See accompanying notes and Independent Auditor's report

                                              Crys-Tel Telecommunications.com, Inc.
                                                      (a development stage company)
                                                           Statements of Operations

                                                                     Period from
                                                    Six months     January 2, 1987
                                        YEAR ENDED     ended        (inception)
                                         JUNE 30,     June 30,    to June 30, 1999
                                           1999         1998        (unaudited)
-------------------------------------  ------------  ----------  ------------------
Sales                                  $   128,900   $        -  $         128,900

Cost of sales                               87,687            -             87,687
-------------------------------------  ------------  ----------  ------------------
Gross profit                                41,213            -             41,213
-------------------------------------  ------------  ----------  ------------------

Operating expenses
  General and administrative               241,871            -            244,371
  Office occupancy                          29,604            -             29,604
  Product development                       13,696            -             13,696
  Promotion and advertising                 36,802            -             36,802
-------------------------------------  ------------  ----------  ------------------
    Total operating expenses               321,973            -            324,473
-------------------------------------  ------------  ----------  ------------------
Loss from operations                      (280,760)           -           (283,260)
-------------------------------------  ------------  ----------  ------------------

Other income (expense)
Foreign currency exchange gain               2,824            -              2,824
Interest expense                           (10,174)           -            (10,174)
-------------------------------------  ------------  ----------  ------------------
Total other income (expense)                (7,350)           -             (7,350)
-------------------------------------  ------------  ----------  ------------------
Net loss                               $  (288,110)  $        -  $        (290,610)
-------------------------------------  ------------  ----------  ------------------

Loss per share                               (0.02)           -              (0.02)

Average number of shares outstanding    12,827,279    6,000,000         12,827,279

See accompanying notes and Independent Auditor's report

                                                                     Crys-Tel Telecommunications.com, Inc.
                                                                             (a development stage company)
                                                                        Statements of Stockholders' Equity

                                                                               Deficit
                                                      Convertible             accumulated          Total
                                           Common     Preferred                during the      Stockholders'
                                           Shares     Shares     Amount     development stage     equity
---------------------------------------  ----------  ---------  ---------  -------------------  ----------
Initial capitalization at July 1, 1999          100          -  $  2,500   $                -   $   2,500
Net loss through 12/31/97 (unaudited)             -          -         -               (2,500)     (2,500)
---------------------------------------  ----------  ---------  ---------  -------------------  ----------
                                                100          -     2,500               (2,500)          -
Net loss                                          -          -         -                    -           -
---------------------------------------  ----------  ---------  ---------  -------------------  ----------
                                                100          -     2,500               (2,500)          -

Stock split, 10,000 for 1                   999,900          -         -                    -           -
Stock issued for revenue stream           1,500,000  7,500,000     9,000                    -       9,000
Stock split, 6 for 1                     12,500,000          -         -                    -           -
Debentures converted                        309,117          -   333,200                    -     333,200
Syndication costs                                 -          -   (63,800)                   -     (63,800)
Net loss                                          -          -         -             (288,110)   (288,110)
---------------------------------------  ----------  ---------  ---------  -------------------  ----------
                                         15,309,117  7,500,000  $280,900   $         (290,610)  $  (9,710)
---------------------------------------  ----------  ---------  ---------  -------------------  ----------

See accompanying notes and Independent Auditor's report

                                                   Crys-Tel Telecommunications.com, Inc.
                                                           (a development stage company)
                                                                Statements of Cash Flows

                                                                         Period from
                                                          Six months   January 2, 1987
                                              YEAR ENDED     ended       (inception)
                                               JUNE 30,    June 30,    to June 30, 1999
                                                 1999        1998        (unaudited)
-------------------------------------------  ------------  ---------  ------------------

Net loss                                     $  (288,110)  $       -  $        (290,610)
Adjustments to reconcile net loss to
  net cash used by operating activities:
  Depreciation and amortization                   33,634           -             33,634
  Revenue stream agreement expensed                9,000                          9,000
  Issuance of stock for services                       -                          2,500
  Increase in accounts payable                     3,182           -              3,182
-------------------------------------------  ------------  ---------  ------------------
     Net cash used by operating activities      (242,294)          -           (242,294)
-------------------------------------------  ------------  ---------  ------------------

Investment in trademarks                             (57)          -                (57)
Purchase of property and equipment              (142,042)          -           (142,042)
-------------------------------------------  ------------  ---------  ------------------

  Net cash used by investing activities         (142,099)          -           (142,099)
-------------------------------------------  ------------  ---------  ------------------

Proceeds from demand loans payable
  to stockholders                                130,147           -            130,147
Proceeds from convertible debentures, net        269,400           -            269,400
-------------------------------------------  ------------  ---------  ------------------
  Net cash provided by financing activities      399,547           -            399,547
-------------------------------------------  ------------  ---------  ------------------
                                                  15,154           -             15,154

  at beginning of period                               -           -                  -
-------------------------------------------  ------------  ---------  ------------------
                                             $    15,154   $       -  $          15,154
-------------------------------------------  ------------  ---------  ------------------

Stock issued for revenue stream              $     9,000                      $   9,000
Debentures converted                         $   333,000                      $ 333,000

                                           Crys-Tel Telecommunications.com, Inc.
                                                   (a development stage company)
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION AND OPERATIONS

     ORGANIZATION

     Crys-tel Telecommunications.com, Inc., (the "Company), was incorporated on January 2, 1987 in the state of Florida. Until December 14, 1998, the company was named Progressive General Corporation.

     DEVELOPMENT  STAGE  OPERATIONS
     Since inception, the Company has been in the development stage of operations. In November 1998 the Company's management resigned after selling the controlling interest in the Company and new management took control. Until November 1998 the Company did not have any formal business plan.

     The Company is now working to develop its business as an international facilities based carrier, which utilizes the internet to provide economical international telecommunication services. Through its voice over internet protocol (VOIP) technologies, it plans to route voice, data and value added services over the internet, giving substantial discounts off standard rates. The Company plans to operate both as a wholesale carrier for international long distance resellers and as a retail carrier, servicing its own network and marketing the use of its network to consumers in designated areas. Through June 30, 1999, the Company has generated operating revenues of $128,900 and has incurred losses of $290,610.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS
     Consists of demand deposit accounts and cash held in trust.

2..  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INVENTORY
     Inventory is stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method.

                                           Crys-Tel Telecommunications.com, Inc.
                                                   (a development stage company)
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     PROPERTY AND EQUIPMENT
     Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (three to seven years) using the straight-line method.

     INTANGIBLES
     Intangible assets are recorded at cost and amortized over their estimated useful lives using the straight-line method. Each asset is continually evaluated by management to determine if its carrying value will be realized based upon the estimated discounted cash flow expected from the asset. Additional amortization is recognized in the period a decline in value is identified.

     INCOME TAXES
     Deferred income taxes are provided for the estimated tax effects of timing differences between income for tax and financial reporting. The principal sources of timing differences are due to minor differences in depreciation method. A valuation allowance is provided against deferred tax assets, where realization is uncertain.

     NET  EARNINGS  PER  COMMON  SHARE
     Net earnings per common share are based on the weighted average number of common shares outstanding during each period.

     FISCAL  YEAR  END
     Effective June 30, 1998 the Company elected to change the ending date of its fiscal year from December 31 to June 30. Accordingly, the attached financial statements include a short period for the six months ended June 30, 1998.

                                           Crys-Tel Telecommunications.com, Inc.
                                                   (a development stage company)
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   PROPERTY  AND  EQUIPMENT

     Property  and  equipment  consist  of  the  following:

June 30,                               1999       1998
--------------------------------  -------------  ----
  Gateways                        $    131,530      0
  Office furniture and equipment         5,203      0
  Computers and software                 5,309      0
--------------------------------  -------------  ----
                                       142,042      0
  Less accumulated depreciation        (33,634)     0
--------------------------------  -------------  ----
                                       108,408      0
--------------------------------  -------------  ----

4.   CASH HELD IN TRUST

     The cash held in trust represents amounts held in an attorney trust account, and is available for disbursement at the direction of management.

5.   DEMAND LOAN PAYABLE TO STOCKHOLDERS

     Certain stockholders of the Company incurred expenses on behalf of the Company and agreed to defer payment. The amount still owed is included in the ending balance demand loan payable to stockholders at June 30, 1999. The balances payable to stockholders are short-term obligations and include interest accrued at an annual rate of 10 percent.

6.   CONVERTIBLE DEBENTURES

     In April 1999 the Company issued $333,000 of short-term convertible debentures, all of which converted to common stock by June 30, 1999. The debentures had 400,000 warrants attached. In connection with the offering an additional 200,000 warrants were issued for services. (See note 7)

                                           Crys-Tel Telecommunications.com, Inc.
                                                   (a development stage company)
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.   STOCKHOLDERS' EQUITY

     AUTHORIZED  SHARES  AND  STOCK  SPLITS
     On August 3, 1998 the Company amended its articles of Incorporation by increasing the number of shares authorized from 300 to 50,000,000 common shares. At the same time the par value was changed from $25.00 to $0.001. The shareholders then approved a ten thousand for one split of the issued and outstanding shares of the Company's common stock.

     On December 11, 1998 the Company amended the Articles of Incorporation to increase the authorized number of common shares from 50,000,000 to 100,000,000. The shareholders then approved a six for one split of the issued and outstanding shares of the Company's common stock. The earnings per share have been retroactively restated to reflect the stock splits.

     CONVERTIBLE PREFERRED STOCK
     In addition to its common shares, the Company has authorized 10,000,000 shares of Preferred Stock at a par value of $.001 per share. The shares were authorized in the amendment to the articles of incorporation on December 11, 1998. 7,500,000 Convertible Preferred shares were issued and outstanding at June 30, 1999.

     For every $1.00 of net earnings of the Company at the end of each fiscal year, one share of Convertible Preferred stock is convertible, at the option of the holder, into six shares (one share prior to split) of Common Stock. However, if net earnings in any one year is negative, such loss shall reduce future year's net earnings and no conversion shall be permitted until the sum of all year's earnings is positive.

     WARRANTS
     The Company had 600,000 warrants outstanding at June 30, 1999, with an exercise price of $1.00 and $2.50 respectively. 66,666 of these warrants weresubsequently exercised and common shares were issued for a total of $116,665.50. 333,334 of the warrants expired by the date of this report, leaving 200,000 warrants outstanding that expire on April 5, 2002.

                                           Crys-Tel Telecommunications.com, Inc.
                                                   (a development stage company)
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

8.   INCOME TAXES

     At June 30, 1999, the Company had federal and state tax net operating loss carryforwards of approximately $290,000. The federal and state tax loss carryforwards will expire beginning in 2003, unless previously utilized and may be significantly limited in use as a result of changes in ownership of the Company.

     The Company's deferred tax assets are shown below. A valuation allowance of
     $99,000  has  been   recognized  to  offset  the  deferred  tax  assets  as
     realization of such assets is uncertain.


June 30,                                       1999       1998
-------------------------------------------  ---------  --------
Deferred tax assets:
   Net operating loss carryforwards          $ 99,000   $ 1,000
-------------------------------------------  ---------  --------
Net deferred tax assets                        99,000     1,000

Valuation allowance for deferred tax assets   (99,000)   (1,000)
-------------------------------------------  ---------  --------
Total deferred tax assets                    $      0   $     0
-------------------------------------------  ---------  --------

9.   COMMITMENTS

     The Company subleases a facility under an operating lease that expires January 15, 2000. Rent expense was $27,347 for the year ended June 30, 1999 and $0 for the six months ended June 30, 1998. Future minimum lease obligations are $34,500 all of which is due within the next fiscal year.

     The Company is currently finalizing a lease of space for its offices in San Diego, California. The San Diego lease is expected to have a five year term expiring in September 2004 and payments of $6,540 a month. While the new lease is under negotiation, the Company is on a month-to-month arrangement with HQ Business Centers.

                                           Crys-Tel Telecommunications.com, Inc.
                                                   (a development stage company)
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

10.  REVENUE STREAM AGREEMENT

     During November of 1998 the Company entered into an agreement with Crys-Tel International, Inc. a Barbados Corporation (CT). The agreement called for 1,500,000 shares of the Company's common stock and 7,500,000 shares of the Company's convertible preferred stock to be issued to CT in return for all future revenue streams of CT. It was subsequently decided that the Company would undertake the business plan directly rather than operating through CT. The shares issued in connection with the transaction were recorded at par value and subsequently charged to expense because of the change in operating entity.


11.  CONTINGENCIES - GOING CONCERN

     As reported in the financial statements, the company has incurred a loss in excess of $ 290,000 from inception through June 30, 1999. As of that date the Company's current liabilities exceeded its current assets by $118,175. These factors create uncertainty about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital funding to carry out its business plan.

     The Company plans to raise additional capital through its shareholder loans and through a private placement of its common stock. The Company has ordered the equipment required to commence the sale of minutes through its existing network of gateways and is negotiating contracts and joint venture agreements for such sales. Management believes that, if funding is available to continue the production of gateways, and joint ventures under negotiations are finalized, market demand for sale of minutes will be sufficient to meet all obligations of the Company. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

12.  LITIGATION

     The Company is the plaintiff in a lawsuit against two individuals for breach of an agreement concerning funds to be raised for the Company through the sale of previously issued securities. A settlement has been negotiated but not concluded with one of the individuals, and calls for the Company to acquire certain shares of an unrelated company. Management expects to resolve the matter with no material adverse effect on the Company's financial position.

13.  YEAR 2000 (UNAUDITED)

     The Company has been working on a due diligence testing of its year 2000 compliance. The year 2000 issue is grounded in that many computer systems process transactions based on storing two digits for the year of a transaction (for example, "96" for 1996), rather than a full four digits. Systems that process year 2000 transactions with the year "00" may encounter significant processing inaccuracies and even inoperability. Many companies will incur significant costs to make the needed software changes. The Company has completed a due diligence testing of its year 2000 compliance and has not found any problems to date. The testing included information technology and non-information technology systems, as well as inquiries to third parties with which the Company have material relationships (vendors and customers), regarding their state of readiness. The cost of any further year 2000 initiatives is not expected to be material to the Company's results of operation or financial position.

                      Crys-Tel Telecommunications.Com, Inc.
                          (a development stage company)


                        Two months ended August 31, 1998

                        PREPARED INTERNALLY WITHOUT AUDIT

                                Table of Contents
                                -----------------

                                                                        Page
                                                                        ----

Table  of  Contents                                                       40

Financial  Statements:

Balance  Sheet                                                            41

Statements  of  Operations                                                42

Statements  of  Stockholders'  Equity                                     43

Statements  of  Cash  Flows                                               43

Notes  to  Financial  Statements                                          44

BALANCE  SHEET

August 31,                                                            1999
-----------------------------------------------------------------  ----------
ASSETS

Current assets
  Cash                                                             $     956
  Cash held in trust                                                   3,061
-----------------------------------------------------------------  ----------
    Total current assets                                               4,017

Property and equipment, net                                          146,537
Trademarks                                                             1,020
-----------------------------------------------------------------  ----------
  Total assets                                                     $ 151,574
-----------------------------------------------------------------  ----------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Bank Overdraft                                                   $   7,838
  Accounts payable                                                    19,471
  Demand loans payable to Stockholders                               233,969
-----------------------------------------------------------------  ----------
    Total liabilities                                                253,440
-----------------------------------------------------------------  ----------

Stockholders' equity
  Convertibel preferred stock, $.001 par value, 10,000,000 and
      0 shares authorized, 7,500,000 and 0 shares issued and
      outstanding at June 30, 1999 and 1998, respectively.             7,500
  Common stock, $.001 and $25.00 par value, 100,000,000
      and 300 shares authorized, 15,309,117 and 100 shares issued
      and outstanding at June 30, 1999 and 1998, respectively.        15,309
  Additional paid in capital                                         374,756
  Deficit accumulated during the development stage                  (499,431)
-----------------------------------------------------------------  ----------
    Total stockholders' equity                                      (101,866)
-----------------------------------------------------------------  ----------
Total liabilities and stockholders' equity                         $ 151,574
-----------------------------------------------------------------  ----------

STATEMENTS  OF  OPERATIONS

                                                                     Period from
                                       Year ended     Two Months   January 2, 1999
                                       June 30, 1999     Ended     (inception)
                                                       August 31,   To August 31,
                                                         1999           1999
                                                                    (unaudited)
-------------------------------------  ------------  ------------  ------------
Sales                                  $   128,900   $         -   $   128,900

Cost of sales                               87,687             -   $    87,687
-------------------------------------  ------------  ------------  ------------
Gross profit                                41,213             -   $    41,213
-------------------------------------  ------------  ------------  ------------

Operating expenses
  General and administrative               241,871       119,583   $   363,954
  Office occupancy                          29,604        14,647   $    44,251
  Product development                       13,696           420   $    14,116
  Promotion and advertising                 36,802        74,201   $   111,003
-------------------------------------  ------------  ------------  ------------
    Total operating expenses               321,973       208,851       533,324
-------------------------------------  ------------  ------------  ------------
Loss from operations                      (280,760)     (208,851)     (492,111)
-------------------------------------  ------------  ------------  ------------

Other income (expense)
Foreign currency exchange gain               2,824            30         2,854
Interest expense                           (10,174)            -       (10,174)
-------------------------------------  ------------  ------------  ------------
Total other income (expense)                (7,350)           30        (7,320)
-------------------------------------  ------------  ------------  ------------
Net loss                               $  (288,110)  $  (208,821)  $  (499,431)
-------------------------------------  ------------  ------------  ------------

Loss per share                               (0.02)        (0.01)        (0.04)

Average number of shares outstanding    12,827,279    15,375,783    12,827,279

STATEMENTS  OF  STOCKHOLDERS'  EQUITY

                                                                         Deficit
                                                                       accumulated
                                                   Convertible          during the      Total
                                         Common     Preferred           Development  Stockholders'
                                         Shares     Shares     Amount      stage       equity
-------------------------------------  ----------  ---------  ---------  ----------  ----------
                                              100          -  $  2,500   $       -   $   2,500
Net loss through 12/31/97 (unaudited)           -          -         -      (2,500)     (2,500)
-------------------------------------  ----------  ---------  ---------  ----------  ----------
                                              100          -     2,500      (2,500)          -

Net loss                                        -          -         -                       -
-------------------------------------  ----------  ---------  ---------  ----------  ----------
                                              100          -     2,500      (2,500)          -

Stock split, 10,000 for 1                 999,900          -         -           -           -
Stock split, 6 for 1                   12,500,000          -         -           -           -
Stock issued for revenue stream         1,500,000  7,500,000     9,000           -       9,000
Debentures converted                      309,117          -   333,200           -     333,200
Syndication costs                               -          -   (63,800)          -     (63,800)
Net loss                                        -          -         -    (288,110)   (288,110)
-------------------------------------  ----------  ---------  ---------  ----------  ----------
                                       15,309,117  7,500,000  $280,900   $(290,610)  $  (9,710)

Net Loss                                                                  (208,821)   (208,821)
Conversion of warrants                     66,666              116,665                 116,665
-------------------------------------  ----------  ---------  ---------  ----------  ----------
Balance at August 31, 1999             15,375,783  7,500,000  $397,565    (499,431)  $(101,866)
-------------------------------------  ----------  ---------  ---------  ----------  ----------

STATEMENTS  OF  CASH  FLOWS

                                                                               Period from
                                                              Two months      January 2, 1987
                                                YEAR ENDED      ended          (inception)
                                                 JUNE 30,     August 31,    to August 31, 1999
                                                   1999          1999          (unaudited)
---------------------------------------------  ------------  ------------  --------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                     $  (290,610)  $  (148,433)  $          (441,543)
  Adjustments to reconcile net loss to
    net cash used by operating activities:
    Depreciation and amortization                   33,634             -                33,634
    Revenue stream agreement expensed                9,000         9,000
    Issuance of stock for services                   2,500         5,000
    Over draft in bank account                      (7,838)  $    (7,838)
    Increase (decrease) accounts payable             3,182        16,289   $            19,471
---------------------------------------------  ------------  ------------  --------------------

                                       43

       Net cash used by operating activities      (242,294)     (139,982)             (382,276)
---------------------------------------------  ------------  ------------  --------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in trademarks                             (57)         (963)  $            (1,020)
  Purchase of property and equipment              (142,042)      (38,129)  $          (180,171)
---------------------------------------------  ------------  ------------  --------------------
    Net cash used by investing activities         (142,099)      (39,092)             (181,191)
---------------------------------------------  ------------  ------------  --------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from demand loans payable
    to stockholders                                130,147        66,426   $           196,573
  Proceeds from convertible debentures, net        269,400       116,665   $           386,065
---------------------------------------------  ------------  ------------  --------------------
    Net cash provided by financing activities      399,547       183,091               582,638
---------------------------------------------  ------------  ------------  --------------------

Net increase in cash and cash equivalents           15,154         4,017                19,171

Cash and cash equivalents
    at beginning of period                               -             -                     -
---------------------------------------------  ------------  ------------  --------------------
Cash and cash equivalents at end of period     $    15,154   $     4,017   $            19,171
---------------------------------------------  ------------  ------------  --------------------

Supplemental disclosures:

Noncash transactions
  Stock issued for revenue stream              $     9,000                 $            9,000
  Debentures converted                         $   333,000                 $          333,000
  Warrants exercised                           $   116,665                 $          116,665


NOTES  TO  FINANCIAL  STATEMENTS  AUGUST  31,  1999

1.   ORGANIZATION AND OPERATIONS

     ORGANIZATION
     Crys-tel Telecommunications.com, Inc., (the "Company), was incorporated on January 2, 1987 in the state of Florida. Until December 14, 1998, the company was named Progressive General Corporation.

     DEVELOPMENT STAGE OPERATIONS
     Since inception, the Company has been in the development stage of operations. In November 1998 the Company's management resigned after selling the controlling interest in the Company and new management took control. Until November 1998 the Company did not have any formal business plan.

     The Company is now working to develop its business as an international facilities based carrier, which utilizes the internet to provide economical international telecommunication services. Through its voice over internet protocol (VOIP) technologies, it plans to route voice, data and value added services over the internet, giving substantial discounts off standard rates. The Company plans to operate both as a wholesale carrier for international long distance resellers and as a retail carrier, servicing its own network and marketing the use of its network to consumers in designated areas. Through August 31, 1999, the Company has generated operating revenues of $128,900 and has incurred losses of $499,431.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS
     Consists of demand deposit accounts and cash held in trust.

     INVENTORY
     Inventory is stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method.

     PROPERTY AND EQUIPMENT
     Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (three to seven years) using the straight-line method.

     INTANGIBLES
     Intangible assets are recorded at cost and amortized over their estimated useful lives using the straight-line method. Each asset is continually evaluated by management to determine if its carrying value will be realized based upon the estimated discounted cash flow expected from the asset. Additional amortization is recognized in the period a decline in value is identified.

     INCOME TAXES
     Deferred income taxes are provided for the estimated tax effects of timing differences between income for tax and financial reporting. The principal sources of timing differences are due to minor differences in depreciation method. A valuation allowance is provided against deferred tax assets, where realization is uncertain.

     NET  EARNINGS  PER  COMMON  SHARE
     Net earnings per common share are based on the weighted average number of common shares outstanding during each period.

     FISCAL YEAR END
     Effective June 30, 1998 the Company elected to change the ending date of its fiscal year from December 31 to June 30. Accordingly, the attached financial statements include a short period for the six months ended June 30, 1998.

3.   PROPERTY AND EQUIPMENT

     Property  and  equipment  consist  of  the  following:

June 30,                            1999

  Gateways                        $131,530
  Office furniture and equipment     5,203
  Computers and software            41,084
--------------------------------  ---------

                                   180,175
  Less accumulated depreciation    (33,634)
--------------------------------  ---------

                                  $146,537

     Depreciation  for  the  two  months ended August 31, 1999 has not recorded.


4.   CASH HELD IN TRUST

     The cash held in trust represents amounts held in an attorney trust account, and is available for disbursement at the direction of management.


5.   DEMAND LOAN PAYABLE TO STOCKHOLDERS

     Certain stockholders of the Company incurred expenses on behalf of the Company and agreed to defer payment. The amount still owed is included in the ending balance demand loan payable to stockholders at August 31, 1999. The balances payable to stockholders are short-term obligations and include interest accrued at an annual rate of 10 percent.

6.   CONVERTIBLE DEBENTURES

     In April 1999 the Company issued $333,000 of short-term convertible debentures, all of which converted to common stock. The debentures had 400,000 warrants attached. In connection with the offering an additional 200,000 warrants were issued for services. (See note 7)

7.   STOCKHOLDERS' EQUITY

     AUTHORIZED  SHARES AND STOCK  SPLITS
     On August 3, 1998 the Company amended its articles of Incorporation by increasing the number of shares authorized from 300 to 50,000,000 common shares. At the same time the par value was changed from $25.00 to $0.001. The shareholders then approved a ten thousand for one split of the issued and outstanding shares of the Company's common stock.

     On December 11, 1998 the Company amended the Articles of Incorporation to increase the authorized number of common shares from 50,000,000 to 100,000,000. The shareholders then approved a six for one split of the issued and outstanding shares of the Company's common stock. The earnings per share have been retroactively restated to reflect the stock splits.

     CONVERTIBLE PREFERRED STOCK

     In addition to its common shares, the Company has authorized 10,000,000 shares of Preferred Stock at a par value of $.001 per share. The shares were authorized in the amendment to the articles of incorporation on December 11, 1998. 7,500,000 Convertible Preferred shares were issued and outstanding at June 30, 1999.

     For every $1.00 of net earnings of the Company at the end of each fiscal year, one share of Convertible Preferred stock is convertible, at the option of the holder, into six shares (one share prior to split) of Common Stock. However, if net earnings in any one year is negative, such loss shall reduce future year's net earnings and no conversion shall be permitted until the sum of all year's earnings is positive.

     WARRANTS
     The Company had 600,000 warrants outstanding at June 30, 1999, with an exercise price of $1.00 and $2.50 respectively. As of August 31, 1999, 66,666 of these warrants were exercised and common shares were issued for a total of $116,665.50. 333,334 of the warrants expired by the date of this report, leaving 200,000 warrants outstanding that expire on April 5, 2002.

8.   INCOME TAXES

     At August 31, 1999, the Company had federal and state tax net operating loss carryforwards of approximately $499,431. The federal and state tax loss carryforwards will expire beginning in 2003, unless previously utilized and may be significantly limited in use as a result of changes in ownership of the Company.

     The Company's deferred tax assets are shown below. A valuation allowance of
     $99,000  has  been   recognized  to  offset  the  deferred  tax  assets  as
     realization of such assets is uncertain.

August 31,                                      1999       1998
-------------------------------------------  ----------  --------
Deferred tax assets:
   Net operating loss carryforwards          $ 169,000   $ 1,000
-------------------------------------------  ----------  --------
Net deferred tax assets                        169,000     1,000

Valuation allowance for deferred tax assets   (169,000)   (1,000)
-------------------------------------------  ----------  --------
Total deferred tax assets                    $       0   $     0
-------------------------------------------  ----------  --------

9.   COMMITMENTS

     The Company subleases a facility under an operating lease that expires January 15, 2000. Rent expense was $13,400 for the two months ended August 31, 1999. Future minimum lease obligations are $34,500 all of which is due within the fiscal year.

     The Company is currently finalizing a lease of space for its offices in San Diego, California. The San Diego lease is expected to have a five year term expiring in September 2004 and payments of $6,540 a month. While the new lease is under negotiation, the Company is on a month-to-month arrangement with HQ Business Centers.

10.  REVENUE STREAM AGREEMENT

     During November of 1998 the Company entered into an agreement with Crys-Tel International, Inc. a Barbados Corporation (CT). The agreement called for 1,500,000 shares of the Company's common stock and 7,500,000 shares of the Company's convertible preferred stock to be issued to CT in return for all future revenue streams of CT. It was subsequently decided that the Company would undertake the business plan directly rather than operating through CT. The shares issued in connection with the transaction were recorded at par value and subsequently charged to expense because of the change in operating entity.


11.  CONTINGENCIES - GOING CONCERN

     As reported in the financial statements, the company has incurred a loss in excess of $ 499,000 from inception through August 31, 1999. As of that date the Company's current liabilities exceeded its current assets by $249,423. These factors create uncertainty about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital funding to carry out its business plan.

     The Company plans to raise additional capital through its shareholder loans and through a private placement of its common stock. The Company has ordered the equipment required to commence the sale of minutes through its existing network of gateways and is negotiating contracts and joint venture agreements for such sales. Management believes that, if funding is available to continue the production of gateways, and joint ventures under negotiations are finalized, market demand for sale of minutes will be sufficient to meet all obligations of the Company. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

12.  YEAR 2000 (UNAUDITED)

     The Company has been working on a due diligence testing of its year 2000 compliance. The year 2000 issue is grounded in that many computer systems process transactions based on storing two digits for the year of a transaction (for example, "96" for 1996), rater than a full four digits. Systems that process year 2000 transactions with the year "00" may encounter significant processing inaccuracies and even inoperability. Many companies will incur significant costs to make the needed software changes.

     The Company has completed a due diligence testing of its year 2000 compliance and has not found any problems to date. The testing included information technology and non-information technology systems, as well as inquiries to third parties with which the Company have material relationships (vendors and customers), regarding their state of readiness. The cost of any further year 2000 initiatives is not expected to be material to the Company's results of operation or financial position.

                                    PART II

ITEM  1

MARKET  PRICE  AND  DIVIDENDS  ON  COMMON  EQUITY;  OTHER  MATTERS
Item  201  of  Regulation  S-B

     The Company's securities are traded on the National Association of Securities Dealers (NASD) Over-The-Counter Bulletin Board under the trading symbol CYSS. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The Company has approximately 16 common stock holders. The Company has paid no dividends on its common stock for the past two fiscal years and does not expect to pay any dividends for at least the next five fiscal years. The high and low prices by quarter since the inception of trading on December 15, 1998 are as follows:


Quarter                High    Low

October-December 1998  $2.60  $2.50
January-March 1999     $4.00  $1.25
April-June 1999        $2.10  $0.80
July-September 1999    $3.50  $1.25

     The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks."
Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company's Common Stock is subject to the penny stock rules. Consequently, Company stockholders may find it more difficult to sell their shares.

ITEM  2

LEGAL  PROCEEDINGS
Item  103  of  Regulation  S-B

     The Company is named as a plaintiff in a lawsuit filed on February 25, 1999 in the Supreme Court of British Columbia in Vancouver, British Columbia against two defendants, Hugh Grenfal and Sergei Stetsenko. The Company's Amended Statement of Claim alleges that the defendants are promoters located in the city of Vancouver, British Columbia who were retained by the Company to raise $100,000.00 U.S. as working capital under a certain financing agreement. Pursuant to this agreement, the Company delivered to the defendants 1,032,000 shares of common stock after which the defendants began short-selling the stock with the aid of a local brokerage firm jitneyed through four brokerage firms in the United States and otherwise converting the shares contrary to the financing agreement. The Company is seeking compensatory damages for breach of the financing agreement, breach of fiduciary duty and trust obligations, return of the shares, an accounting, injunctive relief, special damages and punitive damages.

ITEM  3

CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS
Item  304  of  Regulation  S-B

     As of September 24, 1999, the Company has retained the following independent auditing firm to audit its financial statements:

     Logan  Throop  &  Co.
     1011  Camino  Del  Rio  South
     Suite  500
     San  Diego,  CA.  92108

     No consultation was held with Logan Throop & Co. concerning the type of opinion to be rendered, or written or oral advice. At the time of the retention of this firm, no issues or views were discussed or mentioned. Based upon this, no contact was initiated by the Company with the prior accountant. The prior accountant was located in Nevada. For this reason, Management made the decision to retain a firm closer to its actual operations. The prior accountant was Barry L. Friedman, CPA. Mr. Friedman issued the previous audited opinion as an unqualified going concern. This was primarily due to the Company's development stage status. Logan Throop & Co. has also issued an audit opinion as an unqualified going concern as of the end of the Company's most recent fiscal year, June 30, 1999.

ITEM  4

RECENT  SALES  OF  UNREGISTERED  SECURITIES
Item  701  of  Regulation  S-B

     The Company had a total of 1,000,000 issued and outstanding shares of common stock in November of 1998 when management resigned after transferring control of the Company pursuant to a stock purchase agreement whereby the owner of 975,000 shares sold her interest in a single isolated private transaction to a former director of the Company for $250,000.00 in reliance upon the Section 4 1/2 exemption under the Securities Act of 1933.

     On December 11, 1998 the Company authorized a 6 for 1 forward split of its common stock pursuant to a vote of the shareholders and also amended its articles of incorporation to authorize the issuance of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.

     On December 17, 1998 the Company conducted an offering of unregistered securities to two companies to acquire an income stream. In that offering, the Company issued 1,125,000 (5,625,000 post forward split) shares of restricted common stock to Kaiden S.A. and 375,000 (1,875,000 post forward split) shares of restricted common stock to PacRim Information Systems, Inc. in exchange for acquiring the income stream of Crys*Tel International, Inc. in reliance upon the exemption from registration provided for by Section 4(2) of the Securities Act of 1933. Also on December 17, 1998, the Company issued 5,625,000 shares of Series A preferred stock to Kaiden S.A., and 1,875,000 shares of Series A preferred stock to PacRim Information Systems, Inc., also in exchange for acquiring the income stream of Cry*Tel International, Inc. and also in reliance upon the exemption from registration provided for by Section 4(2) of the Securities Act of 1933.

     On March 3, 1999 the Company offered and issued to a single individual, Giacomo Luca Di Consolo, 909,000 shares of common stock in exchange for acquiring a 20 percent interest in an Italian business called Academy Network Solutions. These shares were issued in reliance upon the exemption from registration provided for by Section 4(2) of the Securities Act of 1933. That transaction was subsequently rescinded by the Company for nonperformance and the share issuance was cancelled as of the issuance date of March 3, 1999.

     In a single transaction on April 6, 1999, the Company offered and issued to one entity, Lampton, Inc., 1,200,000 shares of common stock pursuant to the exercise of a convertible debenture agreement and 400,000 shares of common stock pursuant to the exercise of a stock purchase warrant, as well as 200,000 shares of common stock to a broker, J.P. Carey, Inc,. pursuant to the exercise of an additional stock purchase warrant, in exchange for a commitment to provide the Company with up to $1,000,000.00 in equity financing in reliance upon the exemption from registration provided for by Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated thereunder. These shares were placed in escrow contingent upon performance of the financing commitment to raise $1,000,000.00. Only $334,000.00 in equity financing was actually provided. Of the shares issued to Lampton, Inc., 890,883 shares of common stock will be returned from escrow to the Company that were issued under the debenture agreement. In addition, 333,334 shares of common stock will be returned from escrow to the Company that were issued under the stock purchase warrant.

ITEM  5

INDEMNIFICATION  OF  OFFICERS  AND  DIRECTORS
Item  702  of  Regulation  S-B

     Under the terms of the Company's Bylaws, the Company has the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

                                    PART III

ITEM 1 AND  2.  INDEX  TO  EXHIBITS  AND  DESCRIPTION  OF  EXHIBITS

EXHIBIT  2.     ARTICLES  OF  INCORPORATION  AND  BYLAWS

EXHIBIT  3.     ACQUISITION  AGREEMENT

EXHIBIT  3.1.   STOCK  PURCHASE  AGREEMENT

EXHIBIT  6.     MATERIAL  CONTRACTS

EXHIBIT 6.1 RESELLER AGREEMENT BETWEEN NOKIA CORPORATION (FORMERLY VIENNA SYSTEMS) AND THE COMPANY

EXHIBIT  6.2    COLOCATION  SUPPORT  SERVICES  AGREEMENT  BETWEEN
                VANCOUVER  TELEPHONE  COMPANY  LIMITED  AND  THE  COMPANY

EXHIBIT  6.3.   INTERNET  SERVICES  AGREEMENT  BETWEEN
                STARCOM-ACCESSPOINT  AND  THE  COMPANY

EXHIBIT  6.4.   JOINT  VENTURE  AGREEMENT  BETWEEN  CRY-TEL
                TELECOMMUNICATIONS  AUSTRALIA  PTY  LTD.  AND THE COMPANY

EXHIBIT  6.5.   NETWORK  ADMINISTRATION  AGREEMENT BETWEEN TELEMATRIX
                AND  THE  COMPANY

EXHIBIT 6.6. AGREEMENT BETWEEN KAIDEN S.A., PACRIM INFORMATION SYSTEMS AND THE COMPANY FOR INCOME STREAM AND ISSUANCE OF COMMON AND PREFERRED STOCK

EXHIBIT  6.7.   PREFERRED  SHARE  CONSOLIDATION  AND  CONTROL  BLOCK
                RESOLUTION BETWEEN KAIDEN S.A., PACRIM INFORMATION SYSTEMS, INC

EXHIBIT 6.8. INTERNET SERVICES AND COLOCATION AGREEMENT WITH ABOVENET COMMUNICATIONS, INC

EXHIBIT  23.    CONSENT  OF  INDEPENDENT  AUDITORS

EXHIBIT  27.    FINANCIAL  DATA  SCHEDULE


COMPANY  SIGNATURE

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYS-TEL TELECOMMUNICATIONS.COM, INC.


By:  Randall  A. Jones                                 Date:  September 30, 1999

/S/ Randall  A.  Jones
-------------------------
Randall  A.  Jones
Chief  Financial  Officer